Exhibit 99.1

Scienjoy Signs Strategic Framework Agreement with Multi-Channel Network Qingyin Culture to Accelerate Deployment in WeChat Ecosystem

BEIJING, May 17, 2021 /PRNewswire/ -- Scienjoy Holding Corporation ("Scienjoy", the "Company") (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced that it has entered into a strategic framework agreement with Qingyin (Beijing) Culture Technology Co., Ltd. ("Qingyin Culture"), a leading multi-channel network (MCN) on WeChat Channels, a short video platform embedded in WeChat.

As part of this agreement, Scienjoy will leverage Qingyin Culture's content advantages to accelerate its deployment in the WeChat ecosystem, build a closed loop of private domain traffic operation and market for its e-commerce business.

Qingyin Culture is a MCN that originated in the WeChat Channels ecosystem. Its primary user demographic is women aged 20 to 40 years old who live in first-tier to fourth-tier cities in China. Qingyin Culture operates livestreaming and integrates private domain e-commerce businesses, ranging from physical products to training courses. It carries out in-depth and efficient conversion of hundreds of millions of views at the operational and business levels into e-commerce sales. Qingyin Culture has achieved successful commercialization in both the advertising and e-commerce sectors, becoming one of the top MCNs in the WeChat Channels ecosystem in terms of the number of followers.

Over the last few years, China's short-video industry has witnessed rapid growth. According to the 47th Statistical Report on Internet Development in China released by the China Internet Network Information Center (CNNIC), by December 2020 the number of short-video users in the country reached 873 million, accounting for 88.3% of total national Internet users and representing a year-over-year increase of 100 million. Besides the popular short-video platforms Kuaishou and Douyin, WeChat Channels, which benefits from WeChat's super traffic entrance and existing social network functions, has become one of the largest short-video platforms and an important front for content creators and internet marketing one year after launch.

As Scienjoy endeavors to build a livestreaming ecosystem centered on e-commerce and entertainment, the development of cooperation agreements with MCNs will be a key driving force for the Company's future growth. The strategic cooperation between Scienjoy and Qingyin Culture will give full scope to the business and resource advantages of the two and further empower both parties in their respective fields through synergy and innovation. Drawing on Qingyin Culture's efficient conversion capabilities at the WeChat Channels account operation and commercial level, Scienjoy can quickly access the WeChat ecosystem for more business expansion in terms of WeChat livestreaming, private domain traffic conversion and e-commerce livestreaming. Qingyin Culture will also integrate Scienjoy's resources and technological advantages in the mobile entertainment livestreaming industry, and strengthen its position as one of the top MCNs on the WeChat Channels platform.

"MCN content production is an important part of our full mobile livestreaming ecosystem," commented Victor He, Chairman and CEO of Scienjoy. "Increasing exploration and cooperation in different industries will enable us to provide diversified value services for more Scienjoy users, and provide the Company with more favorable operation, traffic and business support, which may further enhance the Company's revenue capabilities and bring greater value to shareholders."

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service matrix that delivers pleasant experiences to users. With approximately 250 million registered users, Scienjoy currently operates four brands of livestreaming platforms, consisting of Showself, Lehai, Haixiu, and BeeLive (including Mifeng [Chinese version] and BeeLive International [international version]). Scienjoy adopts multi-platform operation strategies and is committed to providing high-quality and value-added services for users with innovative thinking. Based on in-depth knowledge and research of the livestreaming industry and user behavior, Scienjoy is devoted to building fully-immersive virtual reality worlds in which the virtual world and reality are integrated within the livestreaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Livestreaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

About Qingyin (Beijing) Culture Technology Co., Ltd.

Qingyin (Beijing) Culture Technology Co., Ltd. is a top MCN located in the WeChat Channels ecosystem. The founding team includes entrepreneurs who have worked in the WeChat ecosystem for many years, as well as executives from top MCNs of Douyin. With a deep understanding of the WeChat ecosystem and short-video content, Qingyin Culture has combined the two perfectly to achieve a rapid traffic growth. It currently achieves hundreds of millions of views every month in the WeChat Channels ecosystem.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Media Relations Contact

Greta Bradford
ICR Inc.
greta.bradford@icrinc.com
+86 178-8882-8731

Investor Relations Contacts

Ray Chen
VP, Investor relations
Scienjoy Holding Corporation
+86-010-64428188
ray.chen@scienjoy.com

Jack Wang
ICR Inc.
+1 (212) 537-9254
scienjoy.ir@icrinc.com